FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 28, 2018

Item 1

December 28, 2018

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of Company's Report on Form 6-K dated December 28, 2018 with respect to the Semi Annual Report filed with Kanto Local Bureau, Japan on December 28, 2018.

This is for your reference and records.

Yours faithfully,

For ICICI Bank Limited

/s/ Vivek Ranjan

Vivek Ranjan

Chief Manager

Encl : as above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 28, 2018

For Six-month Period:	From April 1, 2018 through September 30, 2018

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Pramod Rao
Group General Counsel

Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India

Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law
of Attorney-in-Fact:

Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo

Telephone Number:	03-6775-1039

Name of Person to Contact with:	Yoshiki Mizoguchi, Attorney-at-Law
Kei Takada, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo

Telephone Number:	03-6775-1379

Place(s) for Public Inspection:	Not applicable.

Notes:

1.	In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.	In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain US dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 3, 2018 as quoted by MUFG Bank, Ltd. in Tokyo (US$ 1 = ¥ 113.64), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.79 based on the foreign exchange rate as announced by MUFG Bank, Ltd. in Tokyo as at December 3, 2018.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2019" refers to the year beginning on April 1, 2018 and ending at March 31, 2019.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION		1
I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1
II.	OUTLINE OF COMPANY		2
	1.	Trends in Major Business Indices, etc.	2
	2.	Nature of Business	9
	3.	State of Affiliated Companies	9
	4.	State of Employees	9
III.	STATEMENT OF BUSINESS		9
	1.	Management Policy, Business Environment and Problems to be Coped with, etc.	9
	2.	Risks in Business, etc.	9
	3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows	10
	4.	Material Contracts Relating to Management, etc.	27
	5.	Research and Development Activities	27
IV.	STATEMENT OF FACILITIES		28
	1.	State of Major Facilities	28
	2.	Plan for Installation, Retirement, etc. of Facilities	28
V.	STATEMENT OF FILING COMPANY		29
	1.	State of Shares, etc.	29
	(1)	Total Number of Shares, etc.	29
		(i) Total Number of Shares	29
		(ii) Issued Shares	29
	(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	29
	(3)	Total Number of Issued Shares and Capital Stock	30
	(4)	Major Shareholders	31
	2.	Trends in Stock Prices	33
	3.	Statement of Directors and Officers	35
VI.	FINANCIAL CONDITION		39
	1.	Interim Financial Statements	39
	2.	Other Information	41
	(1)	Legal and Regulatory Proceedings	41
	(2)	Subsequent Events	44
	3.	Major Differences between United States and Japanese Accounting Principles and Practices	44
	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	47
VII.	TRENDS IN FOREIGN EXCHANGE RATES		53
VIII.	REFERENCE INFORMATION OF FILING COMPANY		54
PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.		55
I.	INFORMATION ON GUARANTY COMPANY		55
II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		55
III.	INFORMATION ON BUSINESS INDICES, ETC.		55

PART I. CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 27, 2018 for fiscal 2018.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Unconsolidated financial results

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2016	March 31, 2018	March 31, 2018	March 31, 2017
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 29,827.99	JPY 533,921.02	Rs. 27,036.18	Rs. 26,969.65	Rs. 54,965.89	JPY 983,889.43	Rs. 54,156.28
	a) Interest/discount on advances/bills	22,493.55	402,634.55	19,937.57	19,742.67	40,866.21	731,505.16	39,603.39
	b) Income on investments	6,222.07	111,375.05	5,706.04	5,807.73	11,568.17	207,070.24	11,377.07
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	374.02	6,694.96	343.32	87.98	663.37	11,874.32	495.46
	d) Others	738.35	13,216.47	1,049.25	1,331.27	1,868.14	33,439.71	2,680.36
2.	Other income (refer note no. 4)	7,008.30	125,448.57	8,574.15	12,548.94	17,419.63	311,811.38	19,504.48
3.	TOTAL INCOME (1)+(2)	36,836.29	659,369.59	35,610.33	39,518.59	72,385.52	1,295,700.81	73,660.76
4.	Interest expended	17,308.51	309,822.33	15,737.27	16,557.84	31,940.05	571,726.90	32,418.96
5.	Operating expenses (e)+(f)	8,469.69	151,607.45	7,703.25	7,109.95	15,703.94	281,100.53	14,755.06
	e) Employee cost	3,175.25	56,836.98	3,025.22	2,847.31	5,913.95	105,859.71	5,733.71
	f) Other operating expenses	5,294.44	94,770.48	4,678.03	4,262.64	9,789.99	175,240.82	9,021.35
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	25,778.20	461,429.78	23,440.52	23,667.79	47,643.99	852,827.42	47,174.02
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	11,058.09	197,939.81	12,169.81	15,850.80	24,741.53	442,873.39	26,486.74
8.	Provisions (other than tax) and contingencies (refer note no. 6 and 7)	9,965.58	178,383.88	7,111.67	9,597.21	17,306.98	309,794.94	15,208.13
9.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	1,092.51	19,555.93	5,058.14	6,253.59	7,434.55	133,078.45	11,278.61
10.	Exceptional items	..	..	..	..	..	..	..
11.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)-(10)	1,092.51	19,555.93	5,058.14	6,253.59	7,434.55	133,078.45	11,278.61
12.	Tax expense (g)+(h)	303.18	5,426.92	950.95	918.97	657.13	11,762.63	1,477.52
	g) Current period tax	282.39	5,054.78	2,444.20	2,187.70	2,661.85	47,647.12	2,180.12
	h) Deferred tax adjustment	20.79	372.14	(1,493.25)	(1,268.73)	(2,004.72)	(35,884.49)	(702.60)
13.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)-(12)	789.33	14,129.01	4,107.19	5,334.62	6,777.42	121,315.82	9,801.09
14.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..

15.	NET PROFIT / (LOSS) FOR THE PERIOD (13)-(14)	789.33	14,129.01	4,107.19	5,334.62	6,777.42	121,315.82	9,801.09
16.	Paid-up equity share capital (face value Rs. 2 each) (refer note no. 5)	1,287.24	23,041.60	1,283.58	1,164.01	1,285.81	23,016.00	1,165.11
17.	Reserves excluding revaluation reserves (refer note no. 5 and 7)	101,079.76	1,809,327.70	98,456.52	91,021.77	100,864.37	1,805,472.22	95,737.57
18.	Analytical ratios
	i) Percentage of shares held by Government of India	0.20	..	0.14	0.12	0.17	..	0.19
	ii) Capital adequacy ratio (Basel III)	17.84%	..	17.56%	16.14%	18.42%	..	17.39%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	1.23	22.02	6.41	8.34	10.56	189.02	15.31
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	1.22	21.84	6.34	8.31	10.46	187.23	15.25
19.	NPA Ratio [1]
	i) Gross non-performing customer assets (net of write-off)	54,488.96	975,352.38	44,488.54	32,547.50	54,062.51	967,718.93	42,551.54
	ii) Net non-performing customer assets	22,085.68	395,333.67	24,129.78	16,482.52	27,886.27	499,164.23	25,451.03
	iii) % of gross non-performing customer assets (net of write-off) to gross customer assets	8.54%	..	7.87%	6.12%	8.84%	..	7.89%
	iv) % of net non-performing customer assets to net customer assets	3.65%	..	4.43%	3.21%	4.77%	..	4.89%
20.	Return on assets (annualized)	0.19%	..	1.08%	1.49%	0.87%	..	1.35%

1.	At September 30, 2018, the percentage of gross non-performing advances (net of write-off) to gross advances was 9.30% (March 31, 2018: 9.90%, September 30, 2017: 8.79%, March 31, 2017: 8.74%, September 30, 2016: 6.82%) and net non-performing advances to net advances was 4.05% (March 31, 2018: 5.43%, September 30, 2017: 4.98%, March 31, 2017: 5.43%, September 30, 2016: 3.57%).

Unconsolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2016	March 31, 2018	March 31, 2018	March 31, 2017
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 28,152.38	JPY 503,927.60	Rs. 24,481.59	Rs. 21,809.53	Rs. 50,262.54	JPY 899,699.47	Rs. 45,391.18
b	Wholesale Banking	15,958.21	285,651.96	14,800.29	15,457.54	30,094.02	538,690.12	30,640.57
c	Treasury	25,721.96	460,423.08	25,646.77	30,330.30	51,960.38	930,090.80	54,562.99
d	Other Banking	518.79	9,286.34	756.00	954.34	1,278.72	22,889.09	1,864.09
	Total segment revenue	70,351.34	1,259,288.99	65,684.65	68,551.71	133,595.66	2,391,362.31	132,458.83
	Less: Inter segment revenue	33,515.05	599,919.40	30,074.32	29,033.12	61,210.14	1,095,661.51	58,798.07
	Income from operations	36,836.29	659,369.59	35,610.33	39,518.59	72,385.52	1,295,700.81	73,660.76
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	4,166.85	74,586.62	3,241.76	2,361.71	7,141.42	127,831.42	5,385.30
b	Wholesale Banking	(5,360.57)	(95,954.20)	(3,072.90)	(5,616.07)	(8,281.30)	(148,235.27)	(7,434.11)
c	Treasury	2,184.93	39,110.25	4,535.00	9,258.33	8,114.93	145,257.25	12,670.70
d	Other Banking	101.30	1,813.27	354.28	249.62	459.50	8,225.05	656.72
	Total segment results	1,092.51	19,555.93	5,058.14	6,253.59	7,434.55	133,078.45	11,278.61
	Unallocated expenses	..	..	..	..	..	..	..
	Profit before tax	1,092.51	19,555.93	5,058.14	6,253.59	7,434.55	133,078.45	11,278.61
3.	Segment assets
a	Retail Banking	274,629.71	4,915,871.81	232,051.14	191,484.27	258,638.54	4,629,629.87	213,695.04
b	Wholesale Banking	279,605.28	5,004,934.51	263,992.12	264,923.83	265,771.22	4,757,304.84	261,265.28
c	Treasury	292,529.14	5,236,271.61	269,202.19	269,931.58	330,339.98	5,913,085.64	274,821.84
d	Other Banking	12,842.03	229,872.34	11,258.45	17,592.21	10,792.48	193,185.39	10,999.93
e	Unallocated	14,733.81	263,735.20	11,298.26	8,007.61	13,646.94	244,280.23	11,009.36
	Total segment assets	874,339.97	15,650,685.46	787,802.16	751,939.50	879,189.16	15,737,485.96	771,791.45
4.	Segment liabilities
a	Retail Banking	440,803.87	7,890,389.27	377,917.45	330,407.45	413,502.37	7,401,692.42	367,808.59
b	Wholesale Banking	140,666.06	2,517,922.47	145,955.80	134,452.92	167,268.24	2,994,101.50	149,519.14
c	Treasury	183,220.90	3,279,654.11	157,502.81	180,707.70	189,460.93	3,391,350.65	151,145.75
d	Other Banking	4,276.10	76,542.19	3,638.10	11,355.80	3,798.68	67,996.37	3,366.90

e	Unallocated	..	..	..	..	..	..	..
	Total segment liabilities	768,966.93	13,764,508.05	685,014.16	656,923.87	774,030.22	13,855,140.94	671,840.38
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(166,174.16)	(2,974,517.46)	(145,866.31)	(138,923.18)	(154,863.83)	(2,772,062.56)	(154,113.55)
b	Wholesale Banking	138,939.22	2,487,012.04	118,036.32	130,470.91	98,502.98	1,763,203.34	111,746.14
c	Treasury	109,308.24	1,956,617.50	111,699.38	89,223.88	140,879.05	2,521,735.00	123,676.09
d	Other Banking	8,565.93	153,330.15	7,620.35	6,236.41	6,993.80	125,189.02	7,633.03
e	Unallocated	14,733.81	263,735.20	11,298.26	8,007.61	13,646.94	244,280.23	11,009.36
	Total capital employed	Rs. 105,373.04	JPY 1,886,177.42	Rs. 102,788.00	Rs. 95,015.63	Rs. 105,158.94	JPY 1,882,345.03	Rs. 99,951.07

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with the Reserve Bank of India circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Indian Accounting Standards by Listed Entities.

2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 26, 2018. The statutory auditors have issued an unmodified opinion on the unconsolidated financial results for the six months ended September 30, 2018.

2.	The financial statements have been prepared in accordance with Accounting Standard 25 on 'Interim Financial Reporting' as prescribed under Companies Act, 2013.

3.	In accordance with the Reserve Bank of India’s guidelines on 'Basel III Capital Regulations' read together with the Reserve Bank of India circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2018, including leverage ratio and liquidity coverage ratio, is available at http://www.icicibank.com/regulatory-disclosure.page.

4.	During the six months ended September 30, 2018, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges for a total consideration of Rs. 1,145.97 crore. The sale resulted in a gain (after sale related expenses) of Rs. 1,109.59 crore in unconsolidated financial results and Rs. 1,005.93 crore in consolidated financial results for the six months ended September 30, 2018.

During the year ended March 31, 2018, the Bank had sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in an initial public offer for a total consideration of Rs. 2,099.43 crore. The sale had resulted in a gain (after initial public offer related expenses) of Rs. 2,012.15 crore in unconsolidated financial results and Rs. 1,711.32 crore in consolidated financial results for the six months ended September 30, 2017 and year ended March 31, 2018. Further, during the year ended March 31, 2018, the Bank had sold equity shares representing 20.78% shareholding in ICICI Securities Limited in an initial public offer for a total consideration of Rs. 3,480.12 crore. The sale had resulted in a gain (after initial public offer related expenses) of Rs. 3,319.77 crore in unconsolidated financial results and Rs. 3,208.16 crore in consolidated financial results for the year ended March 31, 2018.

5.	The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during the six months ended September 30, 2017.

6.	During the six months ended September 30, 2017, the Reserve Bank of India had advised banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code, 2016 for certain specific accounts. Banks were required to make provision at 40% on the secured portion and 100% on unsecured portion of the loan, or provision as per extant Reserve Bank of India guideline on asset classification norms, whichever is higher at March 31, 2018. Banks were required to further increase the provision on secured portion of the loan to 50.0% at June 30, 2018. At September 30, 2018, the Bank holds a provision of Rs. 9,300.82 crore in respect of outstanding loans amounting to Rs. 13,249.46 crore to these borrowers which amounts to provision coverage of 70.2%.

7.	The Bank had classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 794.87 crore as fraud and non-performing during the year ended March 31, 2018 and made a provision of Rs. 289.45 crore through profit and loss account and Rs. 505.42 crore by debiting reserves and surplus, as permitted by the Reserve Bank of India. Additionally, during the year ended March 31, 2018 the Bank had also made provision for certain other fraud and non-performing cases by debiting reserves and surplus amounting to Rs. 19.98 crore, as permitted by the Reserve Bank of India. The provision made by debiting reserves and surplus would be reversed and accounted through the profit and loss account over the year ending March 31, 2019. During the six months ended September 30, 2018, provision amounting to Rs. 389.75 crore has been recognized through profit and loss account and equivalent debit was reversed in reserves and surplus.

8.	During the six months ended September 30, 2018, the Bank has allotted 7,141,283 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

10.	The above unconsolidated financial results for the six months ended September 30, 2018 are audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants. The unconsolidated financial results for the year ended March 31, 2018, six months ended September 30, 2017, year ended March 31, 2017 and six months ended September 30, 2016 have been audited by another firm of Chartered Accountants.

11.	Rs. 1 crore = Rs. 10.0 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 27, 2018 for fiscal 2018.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 27, 2018 for fiscal 2018 except that Arteria Technologies Private Limited has been identified as an affiliate and accounted as per the equity method during the six months ended September 30, 2018.

The following table sets forth certain information on entities which have been accounted during the six months ended September 30, 2018 whose results were included in the consolidated financial statements under Indian GAAP for the six months ended September 30, 2018.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
Arteria Technologies Private Limited (11, 1st Floor, Innovator Building, ITPL, Whitefield Road, Bangalore, Karnataka – 560066)	February 2007	Development of software and providing SAP ERP solutions	19.98%	Rs. 97	Rs. 90	Rs. 182

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

4.	State of Employees

At September 30, 2018, we had 83,927 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Management Policy, Business Environment and Problems to be Coped with, etc.

There has been no material change since the last ASR filed on September 27, 2018 for fiscal 2018.

2.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 27, 2018 for fiscal 2018.

3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on our audited unconsolidated financial results for the six months ended September 30, 2018.

Our profit after tax decreased from Rs. 41.07 billion in the six months ended September 30, 2017 to Rs. 7.89 billion in the six months ended September 30, 2018 primarily due to an increase in provision on advances and a decrease in income from treasury-related activities, offset, in part, by an increase in net interest income and fee income.

Net interest income increased by 10.8% from Rs. 112.99 billion in the six months ended September 30, 2017 to Rs. 125.19 billion in the six months ended September 30, 2018, reflecting an increase of 11.1% in the average volume of interest-earning assets, offset, in part, by a marginal decrease of one basis point in net interest margin.

Income from treasury-related activities decreased by 76.1% from Rs. 30.51 billion in the six months ended September 30, 2017 to Rs. 7.30 billion in the six months ended September 30, 2018 primarily due to a loss on government securities and other fixed income securities and lower gain on sale of stake in subsidiaries. Income from government securities and other fixed income securities decreased from a gain of Rs. 9.38 billion in the six months ended September 30, 2017 to a loss of Rs. 5.60 billion in the six months ended September 30, 2018 primarily due to an increase in yields on government securities. In the six months ended September 30, 2017, we made a gain of Rs. 20.12 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited through an initial public offer. In the six months ended September 30, 2018, we made a gain of Rs. 11.10 billion on sale of equity shares of ICICI Prudential Life Insurance Company Limited. Fee income increased by 16.2% from Rs. 49.47 billion in the six months ended September 30, 2017 to Rs. 57.49 billion in the six months ended September 30, 2018.

Non-interest expense increased by 9.9% from Rs. 77.03 billion in the six months ended September 30, 2017 to Rs. 84.70 billion in the six months ended September 30, 2018.

Provisions and contingencies (excluding provisions for tax) increased by 40.1% from Rs. 71.12 billion in the six months ended September 30, 2017 to Rs. 99.66 billion in the six months ended September 30, 2018 primarily due to an increase in provision for advances. Provision for advances increased from Rs. 62.92 billion in the six months ended September 30, 2017 to Rs. 88.66 billion in the six months ended September 30, 2018 primarily due to additional provision on cases where we have initiated insolvency proceedings under the Insolvency and Bankruptcy Code, 2016 as per the Reserve Bank of India directions and additional provisions on cases classified as non-performing advances in earlier years. The net non-performing asset ratio decreased from 4.43% at September 30, 2017 to 3.65% at September 30, 2018.

Total assets increased by 11.0% from Rs. 7,878.02 billion at September 30, 2017 to Rs. 8,743.40 billion at September 30, 2018. Total advances increased by 12.8% from Rs. 4,827.80 billion at September 30, 2017 to Rs. 5,444.87 billion at September 30, 2018. Domestic advances increased by 15.7% from Rs. 4,110.23 billion at September 30, 2017 to Rs. 4,754.37 billion at September 30, 2018. Total deposits increased by 12.0% from Rs. 4,986.43 billion at September 30, 2017 to Rs. 5,586.69 billion at September 30, 2018. Savings account deposits increased by 16.2% from Rs. 1,784.80 billion at September 30, 2017 to Rs. 2,074.76 billion at September 30, 2018. The current and savings account ratio (current and savings account deposits to total deposits) was 50.8% at September 30, 2018 compared to 49.5% at September 30, 2017. Term deposits increased by 9.3% from Rs. 2,517.67 billion at September 30, 2017 to Rs. 2,751.21 billion at September 30, 2018.

At September 30, 2018, we had 4,867 branches and extension counters and 14,417 ATMs as compared to 4,856 branches and extension counters and 13,792 ATMs at September 30, 2017.

In accordance with the Reserve Bank of India guidelines on Basel III, the total capital adequacy ratio on a standalone basis was 17.84% at September 30, 2018, with Tier-1 capital adequacy ratio of 15.38% (without including retained earnings for the six months ended September 30, 2018) and Common Equity Tier-1 capital adequacy ratio of 14.01% (without including retained earnings for the six months ended September 30, 2018) as compared to 17.56% at September 30, 2017, with Tier-1 capital adequacy ratio of 14.50% (without including retained earnings for the six months ended September 30, 2017) and Common Equity Tier-1 capital adequacy ratio of 13.72% (without including retained earnings for the six months ended September 30, 2017).

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2017		2018		2018		2018/2017 % change
	(in million, except percentages)
Interest income	Rs.	270,361.8	Rs.	298,279.9	JPY	533,921.0	10.3%
Interest expense	Rs.	(157,372.7)	Rs.	(173,085.1)	JPY	(309,822.3)	10.0%
Net interest income(1)	Rs.	112,989.1	Rs.	125,194.8	JPY	224,098.7	10.8%

(1) Includes interest and amortisation of premium/discount on non-trading interest rate swaps and foreign exchange currency swaps.

Net interest income increased by 10.8% from Rs. 112.99 billion in the six months ended September 30, 2017 to Rs. 125.19 billion in the six months ended September 30, 2018, reflecting an increase of 11.1% in the average volume of interest-earning assets, offset, in part, by a marginal decrease of one basis point in net interest margin.

Net Interest Margin

The yield on average interest-earning assets decreased by six basis points from 7.83% in the six months ended September 30, 2017 to 7.77% in the six months ended September 30, 2018. The cost of funds decreased by 10 basis points from 5.10% in the six months ended September 30, 2017 to 5.00% in the six months ended September 30, 2018. The interest spread increased by four basis points from 2.73% in the six months ended September 30, 2017 to 2.77% in the six months ended September 30, 2018. Net interest margin decreased marginally by one basis point from 3.27% in the six months ended September 30, 2017 to 3.26% in the six months ended September 30, 2018.

The net interest margin on domestic operations increased by three basis points from 3.60% in the six months ended September 30, 2017 to 3.63% in the six months ended September 30, 2018 primarily due to a decrease in the cost of funds, offset, in part, by a decrease in the yield on interest-earning assets. Domestic cost of funds decreased by 20 basis points from 5.42% in the six months ended September 30, 2017 to 5.22% in the six months ended September 30, 2018 primarily due to a decrease in cost of deposits. The yield on domestic interest-earning assets decreased by 11 basis points from 8.37% in the six months ended September 30, 2017 to 8.26% in the six months ended September 30, 2018 primarily due to a decrease in yield on advances and other interest-earning assets, offset, in part, by an increase in yield on investments.

The net interest margin of overseas branches decreased from 0.84% in the six months ended September 30, 2017 to 0.18% in the six months ended September 30, 2018 primarily due to an increase in cost of funds and a decrease in yield on interest-earning assets. Overseas cost of funds increased by 41 basis points from 2.98% in the six months ended September 30, 2017 to 3.39% in the six months ended September 30, 2018 primarily due to an increase in cost of borrowings on account of an increase in LIBOR during fiscal 2018 and the six months ended September 30, 2018. The yield on overseas interest-earning assets decreased by nine basis points from 3.80% in the six months ended September 30, 2017 to 3.71% in the six months ended September 30, 2018 primarily due to a decrease in interest income on non-trading interest rate swaps from Rs. 1.25 billion in the six months ended September 30, 2017 to Nil in the six months ended September 30, 2018 and higher amount of liquid assets maintained which are lower yielding, offset, in part, by an increase in yield on advances.

The yield on average interest-earning assets decreased by six basis points from 7.83% in the six months ended September 30, 2017 to 7.77% in the six months ended September 30, 2018 primarily due to the following factors:

•	The yield on average advances increased by seven basis points from 8.68% in the six months ended September 30, 2017 to 8.75% in the six months ended September 30, 2018 primarily due to an increase in proportion of domestic advances in total advances and an increase in yield on overseas advances, offset, in part, by a decrease in yield on domestic advances.

The yield on overseas advances increased by 29 basis points from 3.89% in the six months ended September 30, 2017 to 4.18% in the six months ended September 30, 2018 primarily due to an increase in LIBOR and higher interest collections on non-performing assets, offset, in part, by non-accrual of interest income on non-performing assets and prepayment of high yielding loans. The yield on domestic advances decreased by 16 basis points from 9.58% in the six months ended September 30, 2017 to 9.42% in the six months ended September 30, 2018 primarily due to re-pricing of floating rate loans of existing customers at lower rates, incremental lending at lower rates and non-accrual of interest income on non-performing assets.

•	The yield on average interest-earning investments increased by 11 basis points from 6.86% in the six months ended September 30, 2017 to 6.97% in the six months ended September 30, 2018. Yield on statutory liquidity ratio investments increased by eight basis points from 7.08% in the six months ended September 30, 2017 to 7.16% in the six months ended September 30, 2018 primarily due to an increase in investment in government securities at higher yield and reset of floating rate bonds at higher levels. Yield on other than statutory liquidity ratio investments increased by 18 basis points from 6.21% in the six months ended September 30, 2017 to 6.39% in the six months ended September 30, 2018 primarily due to an increase in yield on certificates of deposit and commercial papers, offset, in part, by a decrease in yield on bonds and debentures and pass through certificates.

•	The yield on other interest-earning assets decreased from 4.27% in the six months ended September 30, 2017 to 2.96% in the six months ended September 30, 2018 primarily due to a decrease in interest on income tax refund, interest income from non-trading interest rate swaps and a decrease in yield on Rural Infrastructure and Development Fund and other related deposits.

Interest on income tax refund decreased from Rs. 2.56 billion in the six months ended September 30, 2017 to Rs. 0.13 billion in the six months ended September 30, 2018. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

Interest income on non-trading interest rate swaps, which were undertaken to manage the market risk arising from the assets and liabilities, decreased from Rs. 1.41 billion in the six months ended September 30, 2017 to Nil in the six months ended September 30, 2018 primarily due to an increase in LIBOR.

The cost of funds decreased by 10 basis points from 5.10% in the six months ended September 30, 2017 to 5.00% in the six months ended September 30, 2018 primarily due to the following factors:

•	The cost of deposits decreased by 19 basis points from 4.98% in the six months ended September 30, 2017 to 4.79% in the six months ended September 30, 2018 primarily due to a decrease in cost of term deposits and savings account deposits and an increase in proportion of average current account and savings account deposits.

The cost of term deposits decreased by 12 basis points from 6.69% in the six months ended September 30, 2017 to 6.57% in the six months ended September 30, 2018 primarily due to a decrease in the cost of domestic term deposits by 14 basis points from 6.76% in the six months ended September 30, 2017 to 6.62% in the six months ended September 30, 2018.

Effective August 19, 2017, we reduced the interest rate on savings account deposits by 50 basis points on deposits below Rs. 5.0 million. This reduction positively impacted the cost of deposits by about 10 basis points in the six months ended September 30, 2018.

•	The cost of borrowings increased by 17 basis points from 5.47% in the six months ended September 30, 2017 to 5.64% in the six months ended September 30, 2018 primarily due to an increase in cost of foreign currency term borrowings and an increase in interest expense on funding swaps, offset, in part, by a decrease in cost of refinance borrowings.

Our yield on advances, interest income, net interest income and net interest margin are likely to continue to be impacted going forward, due to the tightening of systemic liquidity, changes in benchmark lending rates and deposit rates (including savings account deposit rates in India), competitive market conditions, the increased proportion of secured retail advances in total advances, focus on lending to higher rated, well-established corporates, migration of ICICI Bank’s base rate linked floating rate loans to marginal cost of funds based lending rate and non-accrual of income on non-performing assets.

Further, in February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost of funds based lending rate. Final instructions/guidelines in this regard have not yet been released.

The Reserve Bank of India, in the statement of Development and Regulatory Policies dated December 5, 2018, has proposed that all new floating rate loans (housing, auto, etc.) and floating rate loans to Micro and Small Enterprises extended by banks from April 1, 2019 shall be benchmarked to one of the prescribed external rates. The final guidelines are expected to be issued by the end of December 2018. Any change in the methodology of determining benchmark rates may impact our interest income, yield on advances, net interest income and net interest margin.

Interest-Earning Assets

The average volume of interest-earning assets increased by 11.1% from Rs. 6,890.17 billion in the six months ended September 30, 2017 to Rs. 7,657.07 billion in the six months ended September 30, 2018. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 545.31 billion and average interest-earning investments by Rs. 122.28 billion.

Average advances increased by 11.9% from Rs. 4,581.10 billion in the six months ended September 30, 2017 to Rs. 5,126.41 billion in the six months ended September 30, 2018 due to an increase in domestic advances, offset, in part, by a decrease in overseas advances.

Average interest-earning investments increased by 7.4% from Rs. 1,659.20 billion in the six months ended September 30, 2017 to Rs. 1,781.48 billion in the six months ended September 30, 2018 due to an increase in statutory liquidity ratio investments by 7.7% from Rs. 1,239.59 billion in the six months ended September 30, 2017 to Rs. 1,334.92 billion in the six months ended September 30, 2018 and an increase in other than statutory liquidity ratio investments by 6.4% from Rs. 419.61 billion in the six months ended September 30, 2017 to Rs. 446.56 billion in the six months ended September 30, 2018. Other than statutory liquidity ratio investments increased primarily due to an increase in investments in certificates of deposit and bonds and debentures, offset, in part, by a decrease in investments in commercial papers.

Average other interest-earning assets increased by 15.3% from Rs. 649.87 billion in the six months ended September 30, 2017 to Rs. 749.18 billion in the six months ended September 30, 2018 primarily due to an increase in balances with banks outside India, Rural Infrastructure and Development Fund and related deposits and balance with the Reserve Bank of India.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 12.3% from Rs. 6,153.16 billion in the six months ended September 30, 2017 to Rs. 6,911.24 billion in the six months ended September 30, 2018 primarily due to an increase in average deposits by Rs. 565.91 billion and an increase in average borrowings by Rs. 192.17 billion.

Average deposits increased by 12.1% from Rs. 4,659.84 billion in the six months ended September 30, 2017 to Rs. 5,225.75 billion in the six months ended September 30, 2018 due to an increase of Rs. 323.43 billion in average current account and savings account deposits and an increase of Rs. 242.48 billion in average term deposits.

Average borrowings increased by 12.9% from Rs. 1,493.32 billion in the six months ended September 30, 2017 to Rs. 1,685.49 billion in the six months ended September 30, 2018 primarily due to an increase in call money borrowings and refinance borrowings.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

S
	Six months ended September 30,
							2018 /2017
Particulars		2017		2018		2018	% change
		(in million, ex percentages)
Fee income(1)	Rs.	49,472.4	Rs.	57,489.1	JPY	102,905.5	16.2%
Income from treasury-related activities(2)		30,509.9		7,302.0		13,070.6	(76.1)%
Dividend from subsidiaries		5,453.5		4,845.1		8,672.7	(11.2)%
Other income		305.7		446.9		800.0	46.2%
Total non-interest income	Rs.	85,741.5	Rs.	70,083.0	JPY	125,448.6	(18.3)%
(1) Includes	merchant foreign exchange income and margin on customer derivative transactions.

(2)	Includes profit/loss on sale and revaluation of investments and foreign exchange gain/loss.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income. The non-interest income decreased by 18.3% from Rs. 85.74 billion in the six months ended September 30, 2017 to Rs. 70.08 billion in the six months ended September 30, 2018 primarily due to a decrease in income from treasury-related activities, offset, in part, by an increase in fee income.

Fee Income

Fee income primarily includes fees from corporate clients such as loan processing fees, commercial banking fees and structuring fees, fees from retail customers such as loan processing fees, transaction banking fees (which includes credit card fees and service charges on retail deposit accounts) and third-party referral fees.

Fee income increased by 16.2% from Rs. 49.47 billion in the six months ended September 30, 2017 to Rs. 57.49 billion in the six months ended September 30, 2018 primarily due to an increase in income from transaction banking fees and commercial banking fees.

Profit/(loss) on Treasury-related Activities (net)

Income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies. Further, it also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives products, including options and swaps.

Income from treasury-related activities decreased from Rs. 30.51 billion in the six months ended September 30, 2017 to Rs. 7.31 billion in the six months ended September 30, 2018. In the six months ended September 30, 2017, we made a gain of Rs. 20.12 billion on sale of 7.0% shareholdings in ICICI Lombard General Insurance Company Limited through an initial public offer. In the six months ended September 30, 2018, we made a gain of Rs. 11.10 billion on sale of 2.0% shareholdings in ICICI Prudential Life Insurance Company Limited through an offer for sale.

Income from our government securities portfolio and other fixed income positions decreased from a gain of Rs. 9.38 billion in the six months ended September 30, 2017 to a loss of Rs. 5.60 billion in the six months ended September 30, 2018. Income from our government securities portfolio and other fixed income positions was higher in the six months ended September 30, 2017 due to higher realized gains on government securities portfolio and other fixed income positions. The yield on the benchmark 10-year government securities remained at similar level of 6.66% at April 1, 2017 and September 30, 2017, while the yield increased from 7.40% at April 1, 2018 to 8.02% at September 30, 2018. On June 15, 2018, the Reserve Bank of India through its circular allowed banks to spread provisioning for mark-to-market losses on investments held in available-for-sale and held-for-trading portfolio in the three months ended June 30, 2018. The losses could be spread over four quarters, commencing from the three months ended June 30, 2018. We had not taken this option and accounted for the entire mark-to-market loss on domestic fixed income securities amounting to Rs. 2.19 billion in the three months ended June 30, 2018.

Dividend from Subsidiaries

Dividend from subsidiaries decreased by 11.0% from Rs. 5.45 billion in the six months ended September 30, 2017 to Rs. 4.85 billion in the six months ended September 30, 2018. The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries:

	Six months ended September 30,
Particulars	2017		2018		2018
		(in million)
ICICI Prudential Life Insurance Company Limited	Rs.	2,757.4	Rs.	2,505.0	JPY	4,484.0
ICICI Securities Limited		1,180.2		995.3		1,781.6
ICICI Lombard General Insurance Company Limited		214.2		634.6		1,135.9
ICICI Prudential Asset Management Company Limited		855.2		513.1		918.4
ICICI Securities Primary Dealership Limited		297.0		156.3		279.8
ICICI Venture Funds Management Company Limited		-		40.0		71.6
ICICI Prudential Trust Limited		-		0.6		1.1
ICICI Home Finance Company Limited		149.4		-		-
Total dividend	Rs.	5,453.40	Rs.	4,844.9	JPY	8,672.4

Other Income

Other income increased from Rs. 0.31 billion in the six months ended September 30, 2017 to Rs. 0.43 billion in the six months ended September 30, 2018.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Employee expenses	Rs.	30,252.2	Rs.	31,752.5	JPY	56,837.0	5.0%
Depreciation on assets		3,941.6		3,791.0		6,785.9	(3.8)
Other administrative expenses		42,838.7		49,153.4		87,984.6	14.7
Total non-interest expenses	Rs.	77,032.5	Rs.	84,696.9	JPY	151,607.5	9.9%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 9.9% from Rs. 77.03 billion in the six months ended September 30, 2017 to Rs. 84.70 billion in the six months ended September 30, 2018.

Employee Expenses

Employee expenses increased by 5.0% from Rs. 30.25 billion in the six months ended September 30, 2017 to Rs. 31.75 billion in the six months ended September 30, 2018 primarily due to annual increments and promotions and an increase in provision for performance bonus and performance-linked retention pay, offset, in part, by lower provision for retirement benefit obligations due to an increase in discount rates linked to yield on government securities.

Depreciation

Depreciation on fixed assets decreased by 3.8% from Rs. 3.94 billion in the six months ended September 30, 2017 to Rs. 3.79 billion in the six months ended September 30, 2018.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 14.7% from Rs. 42.84 billion in the six months ended September 30, 2017 to Rs. 49.15 billion in the six months ended September 30, 2018. The increase in other administrative expenses primarily reflects an increase in retail business volume.

We use marketing agents, called direct marketing agents or associates, for sourcing retail loan customers, in addition to our branch network and in-house sales teams. We include commissions paid to these marketing agents in non-interest expense. In line with the Reserve Bank of India guidelines, these commissions are expensed upfront and not amortized over the life of the loan. Direct marketing agency expenses increased from Rs. 5.95 billion in the six months ended September 30, 2017 to Rs. 7.27 billion in the six months ended September 30, 2018 primarily due to higher retail disbursements and higher issuance of credit cards.

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs.	5,562.5	Rs.	5,128.5	JPY	9,180.0	(7.8)%
Provision for non-performing and other assets		62,923.2		88,661.1		158,703.4	40.9
Provision for standard assets		2,475.1		1,627.3		2,912.9	(34.3)
Others		155.9		4,238.9		7,587.6	-
Total provisions and contingencies	Rs.	71,116.7	Rs.	99,655.8	JPY	178,383.9	40.1%

We make provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, provisions are made as per the Reserve Bank of India regulations or host country regulations, whichever is higher. Provisions on retail non-performing loans are made at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The specific provisions on retail loans and advances held by us are higher than the minimum regulatory requirement. We hold specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including the Reserve Bank of India direction for provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. In respect of non-retail loans reported as fraud to the Reserve Bank of India and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided for immediately. In case of fraud in retail accounts, the entire amount is provided for immediately.

Provision on loans and advances restructured/rescheduled is made in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, the general provision is made at the higher of host country regulatory requirements and the Reserve Bank of India requirements. We also make additional general provision on loans to specific borrowers in specific stressed sectors. We may create floating provision for the year, in excess of the specific and general provision, as per Board approved policy. The floating provision can only be utilized, with the approval of the Board of Directors and the Reserve Bank of India.

Provisions and contingencies (excluding provisions for tax) increased from Rs. 71.12 billion in the six months ended September 30, 2017 to Rs. 99.66 billion in the six months ended September 30, 2018 primarily due to an increase in provision for advances. Provision for advances increased from Rs. 62.92 billion in the six months ended September 30, 2017 to Rs. 88.66 billion in the six months ended September 30, 2018 primarily due to additional provision on cases where we have initiated insolvency proceedings under Insolvency and Bankruptcy Code, 2016 as per the Reserve Bank of India directions and additional provisions on cases classified as non-performing assets in earlier years. Our provision coverage ratio at September 30, 2018 computed as per the extant Reserve Bank of India guidelines was 58.9%. Our provision coverage ratio at September 30, 2018 including cumulative technical/prudential write-offs was 69.4%.

During fiscal 2018, the Reserve Bank of India had advised banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code, 2016 for certain specific accounts. Banks were required to make provision at 40% on the secured portion and 100% on the unsecured portion of the loan, or provision as per extant Reserve Bank of India guidelines on asset classification norms, whichever was higher at March 31, 2018. Banks were required to further increase the provision on the secured portion of the loan to 50.0% at June 30, 2018. During the three months ended June 30, 2018, we made the provision on these accounts as per the April 2018 guidelines of the Reserve bank of India. We hold a provision of Rs. 93.01 billion in respect of outstanding loans amounting to Rs. 132.49 billion to these borrowers which amounts to provision coverage of 70.2% at September 30, 2018.

We had classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 7.95 billion as fraud and non-performing during the three months ended March 31, 2018 and made a provision of Rs. 2.89 billion through the profit and loss account and Rs. 5.05 billion by debiting reserves and surplus, as permitted by the Reserve Bank of India. Additionally, during the three months ended March 31, 2018, we had also made provision for certain other fraud and non-performing assets by debiting reserves and surplus amounting to Rs. 0.20 billion, as permitted by the Reserve Bank of India. The provision made by debiting reserves and surplus would be reversed and accounted through the profit and loss account over the year ending March 31, 2019. During the six months ended September 30, 2018, provision amounting to Rs. 3.90 billion was recognized through profit and loss account and equivalent debit was reversed in reserves and surplus.

Provision for standard assets decreased from Rs. 2.48 billion in the six months ended September 30, 2017 to Rs. 1.63 billion in the six months ended September 30, 2018. From April 1, 2018, IFRS 9 – “Financial Instruments” has been adopted by certain overseas branches of the Bank. IFRS 9 requires an entity to follow expected credit loss model for assessing provision requirements on its financial assets. During the three months ended June 30, 2018 the adoption of IFRS 9 in these branches resulted in additional provision on standard assets. In the six months ended September 30, 2017, provision for standard assets was higher due to an additional general provision amounting to Rs. 1.60 billion on standard loans to borrowers rated below certain rating threshold in stressed sectors, other than loans where specific provision had been made in accordance with Reserve Bank of India guidelines. The cumulative general provision held at September 30, 2018 was Rs. 28.01 billion.

Provision for investments decreased from Rs. 5.56 billion in the six months ended September 30, 2017 to Rs. 5.13 billion in the six months ended September 30, 2018.

Restructured Loans and Non-performing Assets

We classify our assets as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days; and in respect of bills, an asset is classified as non-performing if the account remains overdue for more than 90 days. The Reserve Bank of India guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by us within stipulated timelines and certain other non-financial parameters. In respect of borrowers where loans and advances made by overseas branches are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the Reserve Bank of India guidelines, the amount outstanding in the host country is classified as non-performing.

The Reserve Bank of India has separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it fails to commence operations within 12 months from the documented date of such commencement.

The Reserve Bank of India also has separate guidelines for restructured loans. Up to March 31, 2015, a fully secured standard asset could be restructured by re-scheduling of principal repayments and/or the interest element, but had to be separately disclosed as a restructured asset. The diminution in the fair value of the restructured loan, if any, measured in present value terms, was either written off or a provision was made to the extent of the diminution involved. Similar guidelines applied for restructuring of sub-standard loans. Loans restructured after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling of principal repayments and/or the interest element are classified as non-performing. For such loans, the diminution in the fair value of the loan, if any, measured in present value terms, has to be provided for in addition to the provisions applicable to non-performing loans.

On February 12, 2018, the Reserve Bank of India issued a revised framework for resolution of stressed assets, which superceded the existing guidelines on strategic debt restructuring, change in ownership outside strategic debt restructuring (except projects under implementation) and scheme for sustainable structuring of stressed assets with immediate effect. Under the revised framework, the stand-still benefits for accounts where any of these schemes had been invoked but not yet implemented were withdrawn and the accounts were classified as per the extant Reserve Bank of India norms on asset classification. The Reserve Bank of India also clarified the definition of restructuring to include any concession to the borrower where time for payment of settlement amount exceeds three months.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

		At
		September 30, 2017		March 31, 2018		September 30, 2018	2018/2017 % change
		(in millions, except percentages)
Gross non-performing assets	Rs.	444,885.3	Rs.	540,625.1	Rs.	544,889.6	22.48%
Provisions for non-performing assets		(203,587.5)		(261,762.3)		(324,032.8)	59.16
Net non-performing assets	Rs.	241,297.8	Rs.	278,862.7	Rs.	220,856.8	(8.47)%
Gross customer assets		5,653,881.9		6,116,329.5		6,381,445.1	12.87
Net customer assets		5,447,082.8		5,848,778.8		6,052,047.8	11.11
Gross non-performing assets as a percentage of gross customer assets		7.87%		8.84%		8.54%
Net non-performing assets as a percentage of net customer assets		4.43%		4.77%		3.65%

The operating environment for Indian banks has remained challenging for the past few years particularly due to the stress in the Indian corporate sector. The Indian corporate sector has experienced a prolonged period of muted growth in sales and profits. Over the years, several challenges have impacted the sector including an elongation of working capital cycles and a high level of receivables, significant challenges in project completion and cash flow generation due to policy changes, delays in approvals like clearances on environment and land, judicial decisions like the deallocation of coal mines, significant decline in global commodity prices in fiscal 2015 and fiscal 2016 and adjustments to recent structural reforms such as withdrawal of legal tender status of specified currency notes and Goods & Services Tax. These challenges resulted in lower than projected cash flows and the progress in reducing leverage in the corporate sector remained slow. As a result, there has been a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status for the banking sector and the Bank.

Gross additions to non-performing assets decreased from Rs. 95.14 billion in the six months ended September 30, 2017 to Rs. 70.14 billion in the six months ended September 30, 2018. The gross additions in the six months ended September 30, 2018 included the impact of Rupee depreciation on non-performing loans of overseas branches. Gross non-performing assets amounting to Rs. 33.18 billion were written-off in the six months ended September 30, 2018. Gross non-performing assets increased from Rs. 444.89 billion at September 30, 2017 to Rs. 544.89 billion at September 30, 2018. Net non-performing assets decreased from Rs. 241.30 billion at September 30, 2017 to Rs. 220.86 billion at September 30, 2018 (at March 31, 2018: Rs. 278.86 billion). The ratio of net non-performing assets to net customer assets decreased from 4.43% at September 30, 2017 to 3.65% at September 30, 2018 (at March 31, 2018: 4.77%). The total non-fund-based outstanding to borrowers classified as non-performing was Rs. 30.47 billion at September 30, 2018.

We had disclosed our fund-based exposure and outstanding non-fund-based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) at March 31, 2016 to the iron and steel, mining, power, rigs and cement sectors and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors, amounting to Rs. 440.65 billion. The aggregate fund-based exposure and outstanding non-fund-based facilities to companies that were internally rated below investment grade in the above sectors and promoter entities were Rs. 47.28 billion at March 31, 2018 which decreased to Rs. 32.83 billion at September 30, 2018 primarily due to upgrade of ratings of loans of Rs. 18.73 billion, slippages of loans amounting to Rs. 0.66 billion as non-performing assets and, offset, in part, by downgrade of exposure to above sectors amounting to Rs. 8.21 billion to below investment grade.

At September 30, 2018, the fund-based and non-fund-based outstanding to standard borrowers in the corporate and small and medium-sized enterprises segments rated BB and below was Rs. 217.88 billion.

Gross non-performing loans in the retail portfolio were 1.73% of gross retail loans at September 30, 2018 compared to 1.66% at September 30, 2017 and net non-performing loans in the retail portfolio were 0.74% of net retail loans at September 30, 2018 compared to 0.64% at September 30, 2017.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 21.32 billion at September 30, 2017 to Rs. 14.43 billion at September 30, 2018. Further, during the six months ended September 30, 2018, restructured standard loans amounting to Rs. 1.65 billion were downgraded to the non-performing category as compared to Rs. 18.08 billion during the six months ended September 30, 2017. The net outstanding loans to borrowers whose facilities have been restructured decreased from Rs. 20.29 billion at September 30, 2017 to Rs. 14.14 billion at September 30, 2018. The aggregate non-fund based outstanding to borrowers whose loans were restructured was Rs. 1.27 billion at September 30, 2018.

In fiscal 2016, the Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals (5/25 scheme) without such refinancing being considered as restructuring. The outstanding portfolio of loans for which refinancing under the 5/25 scheme has been implemented was Rs. 47.12 billion at September 30, 2018, out of which Rs. 20.05 billion was classified as performing loans. Of the loans of Rs. 20.05 billion, about Rs. 6.60 billion were loans to companies which were internally rated below investment grade in the key sectors mentioned above. At September 30, 2018, we implemented the scheme for sustainable structuring of stressed assets in the six borrower accounts with an aggregate balance outstanding of Rs. 7.61 billion, comprising Rs. 4.17 billion of sustainable debt and Rs. 3.44 billion of unsustainable debt.

Tax Expense

The income tax expense decreased by 68.1% from Rs. 9.51 billion in the six months ended September 30, 2017 to Rs. 3.03 billion in the six months ended September 30, 2018. The effective tax rate increased from 18.8% in the six months ended September 30, 2017 to 27.8% in the six months ended September 30, 2018 reflecting the composition of income.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2017		March 31, 2018		September 30, 2018		September 30, 2018		2018/2017 % change
		(in million, except percentages)

Cash and cash equivalents	Rs.	533,619.5	Rs.	841,693.8	Rs.	576,117.5	JPY	1,031,250.3	8.0%
Investments(1)		1,799,352.3		2,029,941.8		1,875,003.1		3,356,255.5	4.2
Advances		4,827,801.3		5,123,952.9		5,444,866.2		9,746,310.5	12.8
Fixed assets (including leased assets)		79,953.5		79,035.1		78,419.5		140,370.9	(1.9)
Other assets(2)		637,295.0		717,268.0		768,993.4		1,376,498.2	20.7
Total assets	Rs.	7,878,021.6	Rs.	8,791,891.6	Rs.	8,743,399.7	JPY	15,650,685.5	11.0%

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 19.50% (at September 30, 2018), of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)	Includes deposits made in Rural Infrastructure and Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per the Reserve Bank of India guidelines.

Total assets of the Bank increased by 11.0% from Rs. 7,878.02 billion at September 30, 2017 to Rs. 8,743.40 billion at September 30, 2018, primarily due to an increase in advances, other assets and investments.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased by 8.0% from Rs. 533.62 billion at September 30, 2017 to Rs. 576.12 billion at September 30, 2018 primarily due to an increase in balances with the Reserve Bank of India and banks outside India, offset, in part, by a decrease in foreign currency term money lent and money at call and short notice. Money at call and short notice decreased by 5.4% from Rs. 129.59 billion at September 30, 2017 to Rs. 122.61 billion at September 30, 2018 primarily due to a decrease in lending with the Reserve Bank of India under liquidity adjustment facility, offset, in part, by an increase in call money lent.

Investments

Total investments increased by 4.2% from Rs. 1,799.35 billion at September 30, 2017 to Rs. 1,875.00 billion at September 30, 2018 primarily due to an increase in investment in government securities by Rs. 132.10 billion, certificate of deposits by Rs. 24.20 billion and commercial paper by Rs. 10.42 billion, offset, in part, by a decrease in investment in bonds and debentures by Rs. 64.09 billion.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2018 was Rs. 37.86 billion compared to Rs. 34.78 billion at September 30, 2017.

Advances

Net advances increased by 12.8% from Rs. 4,827.80 billion at September 30, 2017 to Rs. 5,444.87 billion at September 30, 2018 due to an increase in domestic advances, offset, in part, by a decrease in overseas advances. Domestic advances increased by 15.7% from Rs. 4,110.23 billion at September 30, 2017 to Rs. 4,754.37 billion at September 30, 2018 primarily due to an increase in retail advances. Net retail advances increased by 20.5% from Rs. 2,588.45 billion at September 30, 2017 to Rs. 3,118.13 billion at September 30, 2018. Net advances of overseas branches decreased by 3.8% from Rs. 717.57 billion at September 30, 2017 to Rs. 690.50 billion at September 30, 2018.

Fixed and other assets

Fixed assets (net block) decreased by 1.9% from Rs. 79.95 billion at September 30, 2017 to Rs. 78.42 billion at September 30, 2018.

Other assets increased by 20.7% from Rs. 637.30 billion at September 30, 2017 to Rs. 768.99 billion at September 30, 2018 primarily due to an increase in taxes paid under appeal, the Rural Infrastructure and Development Fund and other related deposits, receivables on forex and derivative transactions and trade receivables on account of pending settlement. Rural Infrastructure and Development Fund and other related deposits, made in lieu of shortfall in directed lending requirements increased by 13.9% from Rs. 238.71 billion at September 30, 2017 to Rs. 272.00 billion at September 30, 2018. Receivables on forex and derivative transactions increased by 35.5% from Rs. 86.97 billion at September 30, 2017 to Rs. 117.82 billion at September 30, 2018. Trade receivables on account of pending settlement increased by 47.8% from Rs. 59.80 billion at September 30, 2017 to Rs. 88.37 billion at September 30, 2018.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2017		March 31, 2018		September 30, 2018		September 30, 2018		2018/2017 % change
		(in million, except percentages)
Deposits	Rs.	4,986,427.5	Rs.	5,609,752.1	Rs.	5,586,688.6	JPY	10,000,172.6	12.0%
Borrowings(1)		1,507,023.7		1,828,586.2		1,746,857.8		3,126,875.5	(15.9)
Other liabilities		356,690.4		301,963.9		356,122.9		637,460.0	(0.2)
Total liabilities		6,850,141.6		7,740,302.2		7,689,669.3		13,764,508.0	12.3
Equity share capital		12,835.8		12,858.1		12,872.4		23,041.6	0.3
Reserves and surplus		1,015,044.2		1,038,731.3		1,040,858.0		1,863,135.8	2.5
Total liabilities (including capital and reserves)	Rs.	7,878,021.6	Rs.	8,791,891.6	Rs.	8,743,399.7	JPY	15,650,685.5	11.0%

(1)	Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares. The preference shares were redeemed on April 20, 2018.

Total liabilities (including capital and reserves) increased by 11.0% from Rs. 7,878.02 billion at September 30, 2017 to Rs. 8,743.40 billion at September 30, 2018 primarily due to 12.0% increase in deposits and 15.9% increase in borrowings.

Deposits

Deposits increased by 12.0% from Rs. 4,986.43 billion at September 30, 2017 to Rs. 5,586.69 billion at September 30, 2018.

Savings account deposits increased by 16.2% from Rs. 1,784.80 billion at September 30, 2017 to Rs. 2,074.76 billion at September 30, 2018 and current account deposits increased by 11.2% from Rs. 683.96 billion at September 30, 2017 to Rs. 760.72 billion at September 30, 2018. Term deposits increased by 9.3% from Rs. 2,517.67 billion at September 30, 2017 to Rs. 2,751.21 billion at September 30, 2018. The current and savings account deposits increased by 14.9% from Rs. 2,468.76 billion at September 30, 2017 to Rs. 2,835.48 billion at September 30, 2018. Current account and savings account ratio increased from 49.5% at September 30, 2017 to 50.8% at September 30, 2018.

Deposits of overseas branches decreased by 17.0% from Rs. 62.30 billion at September 30, 2017 to Rs. 51.70 billion at September 30, 2018. Total deposits at September 30, 2018 formed 76.2% of the funding (i.e., deposits and borrowings, other than preference share capital).

Borrowings

Borrowings increased by 15.9% from Rs. 1,507.02 billion at September 30, 2017 to Rs. 1,746.86 billion at September 30, 2018 primarily due to an increase in foreign currency call and term money borrowings, refinance borrowings and borrowings with the Reserve Bank of India under liquidity adjustment facility. Borrowings of overseas branches increased from Rs. 800.49 billion at September 30, 2017 to Rs. 841.04 billion at September 30, 2018.

Other liabilities

Other liabilities decreased by 0.2% from Rs. 356.69 billion at September 30, 2017 to Rs. 356.12 billion at September 30, 2018.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 1,027.88 billion at September 30, 2017 to Rs. 1,053.73 billion at September 30, 2018 primarily due to accretion to reserves out of retained profit.

Statement of Cash Flow

Cash and cash equivalents decreased by 31.6% from Rs. 841.69 billion at March 31, 2018 to Rs. 576.12 billion at September 30, 2018 due to net cash outflow from investing activities, financing activities and operating activities. Cash and cash equivalents decreased by 29.5% from Rs. 757.13 billion at March 31, 2017 to Rs. 533.62 billion at September 30, 2017 due to net cash outflow from investing activities, offset, in part, by net cash inflow from operating activities and financing activities.

During the six months ended September 30, 2018, the net cash outflow from operating activities of Rs. 46.38 billion was on account of an increase in advances, offset, in part, by a decrease in investments other than held-to-maturity investments and cash profits for the period. During the six months ended September 30, 2017, the net cash inflow from operating activities of Rs. 98.11 billion was on account of cash profits for the period, decrease in investments other than held-to-maturity investments and increase in deposits and other liabilities, offset, in part, by an increase in advances and payment of current tax by the Bank.

The net cash outflow from investing activities of Rs. 127.41 billion during the six months ended September 30, 2018 and Rs. 339.83 billion during the six months ended September 30, 2017 was primarily on account of purchase (net of sales) of held-to-maturity securities, offset, in part, by sale of investments in subsidiaries.

The net cash outflow from financing activities was Rs. 90.46 billion during the six months ended September 30, 2018 primarily due to net repayment of short-term borrowings, offset, in part, by an increase in long-term borrowings. The net cash inflow from financing activities was Rs. 18.08 billion during the six months ended September 30, 2017 primarily due an increase in long-term borrowings, offset, in part, by net repayment of short-term borrowings.

4.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 27, 2018 for fiscal 2018.

5.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

Our registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 4,867 branches and 14,417 ATMs at September 30, 2018 compared to 4,856 branches and 13,792 ATMs at September 30, 2017. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 45 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 38 currency chests. At September 30, 2018, we had branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar Financial Centre, Singapore, Sri Lanka, the United States, South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia and Malaysia. We also provide residential facilities to employees. At September 30, 2018, we owned 680 apartments for providing residential facilities to our employees.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 27, 2018 for fiscal 2018.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2018)

Number of shares authorized to be issued	Number of issued shares	Number of unissued shares
12,500,000,000 equity shares of Rs. 2/- each (1)	6,435,132,059 (2) shares	6,064,867,941 shares

(1)	Pursuant to the approval of shareholders, the Bank has re-classified its authorized share capital.

(2)	Excludes 266,089 shares forfeited of Rs.10/- each.

(ii)	Issued Shares

(At September 30, 2018)

Bearer or registered; par value or non-par value	Kind	Number of issued shares	Names of listed financial instruments exchanges or registered financial instruments firm association	Remarks
Registered shares, with par value of Rs. 2/- each	Ordinary shares	6,435,132,059 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2/- each
Total	-	6,435,132,059 (1) shares	-	-

(1)	Excludes 266,089 shares forfeited of Rs.10/- each.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2018)

Date	Number of shares on issue		Share capital (in Rs.)		Remarks
	Number of shares increased/ (decreased)	Number of outstanding shares after increase/ (decrease) (1)	Amount of share capital increased/ (decreased)	Amount after share capital increase/ (decrease)
Total equity shares of Rs. 2/- each outstanding as on April 1, 2018		6,427,990,776		12,855,981,552 (JPY 23,012,206,978)	-
During fiscal year 2019 (Up to September 30, 2018)	7,141,283	6,435,132,059	14,282,566 (JPY 25,565,793)	12,870,264,118 (JPY 23,037,772,771)	7,141,283 shares issued on exercise of employee stock options

(1)	Excludes forfeited shares.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At November 30, 2018)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/O. ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai - 400013	1,599.90	24.85%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	603.25	9.37%
Dodge and Cox International Stock Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	335.26	5.21%
HDFC Trustee Company Ltd. - (Various Mutual Fund Accounts)/HDFC Large Cap Fund	Citibank N.A. Custody Services, FIFC-11th Floor, G Block, Plot C-54 and C-55 BKC, Bandra East, Mumbai - 400051	264.22	4.10%

SBI Mutual Fund/SBI Dual Advantage Fund and Other Various Fund Accounts	SBI SG Global Securities Services Pl, Jeevan Seva Annexe Building, A Wing, Gr Floor, S V Road, Santacruz West, Mumbai - 400054	159.30	2.47%
ICICI Prudential Mutual Fund - (Various Mutual Fund Accounts)	HDFC Bank Ltd, Custody Services, Lodha - I Think Techno Campus, Off Floor 8, Next to Kanjurmarg Stn, Kanjurmarg East, Mumbai - 400042	136.30	2.12%
Aditya Birla Sun Life Trustee Private Limited	Citibank N.A. Custody Services, FIFC-11th Floor, G Block, Plot C-54 And C-55, Bkc, Bandra - East, Mumbai - 400051	117.99	1.83%
Reliance Capital Trustee Co. Ltd./Reliance ETF/Reliance Emergent INDIA Fund (Various Fund Accounts)	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O.Box No. 1142, Fort Mumbai, Mumbai - 400001	115.55	1.79%
Government of Singapore	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	98.64	1.53%

Kotak Mutual Fund (Various Accounts)	Standard Chartered Bank, Crescenzo, Securities Services, 3rd Floor, C-38/39 G-Block, BKC, Bandra (East), Mumbai India, Mumbai - 400051	78.77	1.22%
Unit Trust Of India Mutual Fund (Various Accounts)	UTI Mutual Fund, UTI AMC Pvt. Ltd., Dept of Funds Accounts, UTI Tower, GN Block, Bandra Kurla Complex, Bandra (East), Mumbai - 400051	75.22	1.17%
Total		3,584.40	55.66%

2.	Trends in Stock Prices

Monthly high and low stock prices of shares for each of the last six months ended September 30, 2018

National Stock Exchange of India Limited (NSE)

(in Rs.)

Month	April 2018	May 2018	June 2018	July 2018	August 2018	September 2018
High (yen)	291.75 (522.23)	310.95 (556.60)	300.65 (538.16)	307.35 (550.16)	344.35 (616.39)	335.10 (599.83)
Low (yen)	261.85 (468.71)	276.90 (495.65)	271.40 (485.81)	259.25 (464.06)	298.55 (534.40)	305.55 (546.93)

BSE Limited (Bombay Stock Exchange)

(in Rs.)

Month	April 2018	May 2018	June 2018	July 2018	August 2018	September 2018
High (yen)	291.70 (522.14)	311.10 (556.87)	300.85 (538.52)	307.25 (549.98)	344.40 (616.48)	335.05 (599.74)
Low (yen)	261.90 (468.80)	277.10 (496.01)	271.15 (485.36)	259.30 (464.15)	297.85 (533.15)	305.00 (545.95)

New York Stock Exchange (NYSE)

(ADS)

(in US$)

Month	April 2018	May 2018	June 2018	July 2018	August 2018	September 2018
High (yen)	8.85 (1,005.71)	9.17 (1,042.08)	8.83 (1,003.44)	8.83 (1,003.44)	9.77 (1,110.26)	9.26 (1,052.31)
Low (yen)	8.19 (930.71)	8.36 (950.03)	7.88 (895.48)	7.72 (877.30)	8.77 (996.62)	8.49 (964.80)

3.       Statement of Directors and Officers

There has been no material change since the last ASR filed on September 27, 2018 for fiscal 2018, except for the following.

Number of male directors and executive officers: 10; Number of female directors and executive officers: 2 (percentage of female directors and executive officers: 16.67%).

(At December 7, 2018)

Position	Name (Age)	Biography	Term as per Banking Regulation Act	Number of Shares at December 7, 2018
Non-executive Director	Mr. Hari L. Mundra (69)

Mr. Hari Mundra, is a post graduate in Business Administration from IIM, Ahmedabad and has a bachelor's degree in Economics Hons from Mumbai University. He has 47 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever and was the Vice President and Executive Director for Exports at the time he left them in 1995. He then became the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business in the RPG Group and remained there till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman.

In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and remained there till 2007. He has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Financial Advisor to Wockhardt Group for their turnaround. He is currently on the Boards of Allcargo Logistics Limited, CEAT Limited, Future Focus Infotech Private Limited and Tata Autocomp Systems Limited and is a Visiting Professor at IIM, Ahmedabad for the last 10 years.

			October 25, 2023(1)	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act	Number of Shares at December 7, 2018
Non-executive Director	Mr. Lalit Kumar Chandel (61)

Mr. Lalit Kumar Chandel has been appointed as the Government Nominee Director of the Bank effective December 4, 2018.

Mr. Lalit Kumar, belongs to the Indian Economic Service (1995 batch) and presently posted as Economic Adviser, Department of Financial Services, Ministry of Finance, Government of India, New Delhi. Mr. Lalit Kumar is a postgraduate in Economics, MBA and Fellow in Insurance.

Prior to his present assignment, Mr. Lalit Kumar served at various levels in different departments of Government of India, including Banking, Insurance, Capital Markets, External Assistance, Rural Development, Power, Irrigation and Health.

Mr. Lalit Kumar had also served earlier as Director (Government Nominee) on the Boards of National Insurance Company Limited, Oriental Insurance Company Limited, Corporation Bank, Agriculture Insurance Co. of India, and National Insurance Academy.

		N. A. since Government nominee(2)	6

Position	Name (Age)	Biography	Term as per Banking Regulation Act	Number of Shares at December 7, 2018
Managing Director & CEO	Mr. Sandeep Bakhshi (58)

The Board at its Meeting held on June 18, 2018 had appointed Mr. Sandeep Bakhshi as Wholetime Director and Chief Operating Officer, subject to approval of the Reserve Bank of India.

The Reserve Bank of India through its letter dated July 31, 2018 approved his appointment as Wholetime Director designated as Chief Operating Officer of the Bank effective July 31, 2018.

The shareholders approved the appointment of Mr. Bakhshi as a Wholetime Director to be designated as Chief Operating Officer of the Bank for a period of five years upto July 30, 2023.

The Board at its Meeting held on October 4, 2018 appointed Mr. Bakhshi as Managing Director & CEO, subject to regulatory and other approvals. The Reserve Bank of India through its letter dated October 15, 2018 has approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO of the Bank for a period of three years with effect from October 15, 2018.

Mr. Sandeep Bakhshi grew up in a defence services family and attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur. Mr. Sandeep Bakhshi has been with the ICICI Group for 32 years and has handled various assignments in ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank and ICICI Prudential Life Insurance Company Limited.

		October 14, 2021(3)	552,755

(1) Date mentioned under “Term as per Banking Regulation Act” in respect of non-executive directors refer to the date when the director complete eight years in office, being the maximum tenure permitted under the Banking Regulation Act.

(2) Pursuant to the Government of India directive, Mr. Lalit Kumar Chandel, Economic Adviser, Government of India, Ministry of Finance, Department of Financial Services, has been nominated as Government Nominee Director on the Board of ICICI Bank Limited in place of Mr. Lok Ranjan, with effect from December 4, 2018.

(3) The Reserve Bank of India had approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director to be designated as Chief Operating Officer of the Bank for a period of three years effective from July 31, 2018 to July 30, 2021. The shareholders at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Sandeep Bakhshi for a period of five years effective July 31, 2018. The shareholders approved the appointment of Mr. Bakhshi as a Wholetime Director to be designated as Chief Operating Officer of the Bank for a period of five years upto July 30, 2023. The Board at its Meeting held on October 4, 2018 appointed Mr. Bakhshi as Managing Director & CEO, subject to regulatory and other approvals. The Reserve Bank of India through its letter dated October 15, 2018 has approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO of the Bank for a period of three years with effect from October 15, 2018.

(4) Mr. M. D Mallya, Independent Director tendered his resignation from the Board of the Bank due to health reasons. The Board at its Meeting held on October 4, 2018 accepted his resignation.

(5) Since June 19, 2018, Ms. Chanda Kochhar was on a leave of absence while an independent enquiry proceeds to consider various allegations levelled against her through media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. On October 4, 2018, the Board of Directors of the Bank, accepted the request of Ms. Kochhar to seek early retirement from the Bank at the earliest. The Board accepted this request with immediate effect.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six-month period ended September 30, 2018 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on October 26, 2018, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank were summary financial information and extracted from the condensed interim financial statements. The complete set of condensed interim financial statements for the six-month period ended September 30, 2018 were audited by Walker Chandiok & Co LLP, Chartered Accountants. Since the complete set of the audited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same has not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs. 1 = ¥ 1.79, which was the telegraphic transfer customer selling exchange rate of MUFG Bank, Ltd. as of December 3, 2018.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.       Interim Financial Statements

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended		Six months ended
	30-Sep-17		30-Sep-18
	Rs. crore	JPY mn	Rs. crore	JPY mn
Net interest income	11,299	202,252	12,520	224,108
Non-interest income	5,523	98,862	6,276	112,340
-Fee income	4,947	88,551	5,749	102,907
-Other income	576	10,310	527	9,433
Less:
Operating expense	7,703	137,884	8,469	151,595
Core operating profit[1]	9,119	163,230	10,327	184,853
-Treasury income[2]	3,051	54,613	731	13,085
Operating profit	12,170	217,843	11,058	197,938
Less:
Provisions	7,112	127,305	9,965	178,374
Profit before tax	5,058	90,538	1,093	19,565
Less: Tax	951	17,023	304	5,442
Profit after tax	4,107	73,515	789	14,123

1.	Excluding treasury income.

2.	Includes profit on sale of shareholding in subsidiaries of Rs. 2,012 crore during the six months ended September 30, 2017 and Rs. 1,110 crore during the six months ended September 30, 2018.

3.	Prior period figures have been re-grouped/re-arranged where necessary.

Summary Balance Sheet (as per unconsolidated Indian GAAP accounts)

	September 30, 2018		March 31, 2018
	Rs. crore	JPY mn	Rs. crore	JPY mn
Capital and Liabilities
Capital	1,287	23,037	1,286	23,019
Employee stock option outstanding	5	90	6	107
Reserve and surplus	104,080	1,863,032	103,868[1]	1,859,237[1]
Deposits	558,669	10,000,175	560,975	10,041,453
Borrowings (includes subordinated debt)[2]	174,686	3,126,879	182,859	3,273,176
Other liabilities	35,613	637,473	30,195	540,491
Total capital and liabilities	874,340	15,650,686	879,189	15,737,483

Assets
Cash and balances with Reserve Bank of India	33,122	592,884	33,102	592,526
Balance with banks and money at call and short notice	24,490	438,371	51,067	914,099
Investments	187,500	3,356,250	202,994	3,633,593
Advances	544,487	9,746,317	512,395	9,171,871
Fixed assets	7,842	140,372	7,904	141,482
Other assets	76,899	1,376,492	71,727	1,283,913
Total Assets	874,340	15,650,686	879,189	15,737,483

1.	The Bank had classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 794.87 crore as fraud and non-performing and during the three months ended March 31, 2018 made a provision of Rs. 289.45 crore through P&L account and Rs. 505.42 crore by debiting reserves and surplus, as permitted by the Reserve Bank of India. Additionally, during the three months ended March 31, 2018, the Bank had also made provision for certain other fraud and non-performing cases by debiting reserves and surplus amounting to Rs. 19.98 crore, as permitted by the Reserve Bank of India. The provision made by debiting reserves and surplus would be reversed and accounted through the profit and loss account over the year ending March 31, 2019. During the six months ended September 30, 2018, provision amounting to Rs. 389.75 crore has been recognized through P&L account and equivalent debit was reversed in reserves and surplus.

2.	Borrowings at March 31, 2018 include preference share capital of Rs. 350 crore which were redeemed on April 20, 2018.

3.	Prior period figures have been re-grouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2018		September 30, 2017		March 31, 2018
	Rs. crore	JPY mn	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)		(Unaudited)		(Audited)
Total income	61,088.94	1,093,492.03	56,708.11	1,015,075.17	118,969.10	2,129,546.89
Net profit	1,209.55	21,650.95	4,676.11	83,702.37	7,712.19	138,048.20
Earnings per share (EPS)
Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	1.88	3.37	7.29	13.05	12.02	21.52
Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	1.86	3.33	7.22	12.92	11.89	21.28

2.       Other Information

(1)       Legal and Regulatory Proceedings

In lieu of the facilities availed by Punj Lloyd Limited from ICICI Bank, pursuant to the borrower defaulting, an Original Application was filed against the borrower and its personal guarantor before the Debt Recovery Tribunal, Delhi on July 6, 2016 for an aggregate amount of Rs. 5.61 billion plus applicable interest and expenses. On September 17, 2016, Punj Lloyd Limited filed a reply with the Debt Recovery Tribunal, Delhi and has made a counterclaim for Rs. 6.53 billion against the Bank. While, the said recovery proceedings are pending, ICICI Bank had also filed a winding up petition before High Court of Delhi against Punj Lloyd Limited on September 24, 2016. The High Court of Delhi in its order dated November 02, 2016, has directed Punj Lloyd Limited not to dispose of or alienate or encumber either directly or indirectly, or otherwise part with possession of any assets, except in the ordinary course of business and for the payment of salaries and statutory dues. On May 28, 2018, ICICI Bank filed an application under the provisions of the Insolvency and Bankruptcy Code, 2016 before the National Company Law Tribunal for initiating insolvency proceedings against Punj Lloyd Limited.

ICICI Bank had extended credit facilities to Shrenuj & Company Limited. However, the borrower along with the guarantors/promoters defaulted on the amounts due to the Bank. The Bank, subsequently filed an Original Application for recovery of claims/dues amounting to Rs. 1.65 billion plus applicable interest and expenses. In June 2016, the Bank also filed an interim application for appointment of a Court Receiver to take possession of the movables charged to the Bank and other members of the consortium. The Debt Recovery Tribunal through its ex-parte order dated June 15, 2016 appointed an employee of ICICI Bank as Court Receiver to take physical possession of the movables available across various premises of the Borrower in Mumbai. The Court Receiver and other officers of ICICI Bank under the directions of the Debt Recovery Tribunal duly took possession of the movable assets situated at different places in Mumbai on June 23, 2016. In the interim, the Bank sold the loan assets of the borrower to an asset reconstruction company, JM Financial Asset Reconstruction Company Limited. Accordingly, the asset reconstruction company was duly substituted in place and stead of ICICI Bank in the above mentioned Original Application. Subsequently, the borrower and its guarantors/promoters filed interim applications arraying the Bank as proposed defendants for impleadment and also making counter claims amounting to Rs. 73.62 billion on the grounds of misappropriation of moveable assets of the borrower. Currently, the applications for impleading the Bank and counter claims are pending adjudication and hence the Bank is yet not a party to the Original Application. However, we are reporting the counter claim as a matter of abundant caution.

In response to two instances of whistleblower complaints and/or allegations in the media, the Audit Committee has initiated two investigations/enquiries. In each case, the subject of the investigation/enquiry is also the subject of one or more regulatory enquiries or investigations.

First, the Audit Committee of the Bank, under direction given by the Board of Directors has instituted an independent enquiry, headed by a former Supreme Court Judge, Hon’ble Mr. Justice B. N. Srikrishna (Retd.), to consider various allegations relating to the former MD and CEO, Ms. Chanda Kochhar. The allegations have been levelled against Ms. Kochhar through media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. The allegations include nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct.

The independent enquiry is supported by an independent law firm and a forensic firm. The independent enquiry is under way.

In addition, SEBI issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 related to the allegations. The Bank is in the process of responding to the relevant allegations in the notice which pertain to the Bank. The Central Bureau of Investigation also initiated a preliminary enquiry against various individuals and firms including unknown officers and/or officials of the Bank.

Ms. Kochhar proceeded on a leave of absence following the institution of the independent enquiry. In the interim, Mr. Sandeep Bakhshi was appointed as wholetime Director and Chief Operating Officer and reported directly to the Board of Directors during her absence. On October 4, 2018, the Board of Directors of the Bank, accepted with immediate effect, the request of Ms. Kochhar to seek early retirement from the Bank at the earliest. The enquiry instituted by the Board remains unaffected by this and certain benefits to Ms. Kochhar will be subject to the outcome of the enquiry. The Board appointed Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer, which was approved by the Reserve Bank of India for a period of three years with effect from October 15, 2018.

Second, the Bank became aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and non-performing asset recoveries as fees, and overvaluation of collateral securing corporate loans. The allegations related to fiscal 2016 and earlier. The Bank conducted an internal enquiry of these allegations under its Whistle Blower Policy, which was carried out by the Head of the Internal Audit Group and supervised directly by the Audit Committee, without the involvement of any other member of the Bank’s senior management. The enquiry resulted in an Interim Report that was reviewed in detail by the Audit Committee and the statutory auditors before the finalization of the accounts for the year ended March 31, 2018 and has been submitted to the Reserve Bank of India. In certain accounts, transactions were observed that may have delayed the classification of the account as non-performing in earlier years. Further, the Bank reviewed certain additional accounts for any similar irregular transactions as alleged in the complaint. Based on the Interim Report and review undertaken for additional loan accounts, the Bank concluded that the likely impact of these allegations was not material to the financial statements for the year ended March 31, 2018 or earlier periods reported in this semi-annual report. The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets. The Bank also assessed and concluded that internal control over financial reporting was found to be effective as at March 31, 2018. The Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations made by the whistleblower.

In addition, as a large and internationally active bank with operations and listing of its equity and debt instruments in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission (“SEC”), on a range of matters, including regarding the March 2018 complaint. Even before this complaint, the Bank has been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank’s loan impairment provisions taken under U.S. GAAP. The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank’s Indian GAAP financial statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the SEC investigatory staff for information and interviews related to the Bank’s U.S. GAAP loan impairment process.

In addition, the Bank and ex-Compliance Officer had received a show cause notice from the Securities and Exchange Board of India on July 31, 2018 under Rule 4(1) of the Securities Contract (Regulations) (Procedure for Holding Inquiry and Imposing Penalties by Adjudicating Officer) Rules, 2005 relating to alleged delayed disclosure relating to merger of the erstwhile Bank of Rajasthan with the Bank. The Bank is in the process of responding to the Securities and Exchange Board of India.

In July 2018, our asset management company subsidiary received a letter from Securities and Exchange Board of India advising that it would be required to pay Rs. 2.4 billion, together with interest at 15% per annum, to five schemes of ICICI Prudential Mutual Fund, in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018. In addition, our asset management company subsidiary would be required to compensate the investors in these schemes, who have redeemed their units, for losses incurred since the March 2018 allotment, plus interest at 15% per annum. In accordance with the advice and with due approval, the relevant shares were sold in the secondary market and the difference of the sale proceeds of these shares and the allotment amount of such shares in the ICICI Securities Limited’s initial public offering as well as interest at 15% per annum were paid by the asset management company subsidiary to the five schemes. Also, as advised, the asset management company subsidiary had compensated the investors in these schemes, who had redeemed their units for losses incurred in connection with the said shares, plus interest at 15% per annum. Further, in the same matter, an adjudication proceeding had been initiated by the Securities and Exchange Board of India against our asset management company subsidiary and its Chief Executive Officer. Pursuant to the above, our asset management company subsidiary and Chief Executive Officer had applied for settlement of proceedings with Securities and Exchange Board of India and paid aggregate settlement charges of Rs. 9.7 million to the Securities and Exchange Board of India. The Securities and Exchange Board of India through its order dated November 29, 2018, disposed off the said pending proceedings.

Apart from the above proceedings, on three operational matters noted in the Inspection Report for the period April 1, 2014 to March 31, 2016, the Securities and Exchange Board of India had initiated adjudication proceedings in August 2018 against our asset management subsidiary and against our trustee subsidiary for mutual fund. In response to the above, our asset management subsidiary and trustee subsidiary for mutual fund have filed their response rebutting the allegations.

Some investors of Dynamic India Fund III (an investor in India Advantage Fund III (Fund), a fund managed by our subsidiary company ICICI Venture Funds Management Company Limited (ICICI Venture)), had filed a complaint against the fund with Securities and Exchange Board of India alleging violation under alternative investment fund regulations in India. Based on this complaint, the Securities and Exchange Board of India had commenced an inspection of books and records of the Fund in December 2014 and issued an Inspection Report in May 2015 which was responded by ICICI Venture. Subsequently in May 2018, ICICI Venture and the Fund have received show cause notice from Securities and Exchange Board of India as to why an inquiry should not be held against ICICI Venture and the Fund. ICICI Venture and the Funds have filed reply to the show cause notices.

(2)       Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2018 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)       Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights, except the entities in which the control does not rest with the Bank. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)       Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)       Fair value accounting of financial instruments

The Bank, converted a portion of its loan to certain entities into equity as per strategic debt restructuring guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as equity affiliates under ASC subtopic 323-10 because of deemed significant influence due to ownership interest and management rights. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 ‘Financial Instruments’. Accordingly, fair value changes in the loans, guarantees and investments were accounted through income statement.

Under Japanese accounting principles, fair value option for financial instruments such as above is not allowed.

(4)       Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized systematically, over a period not exceeding 20 years. Also, goodwill is subject to an impairment testing.

(5)       Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of both hedging items and hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to U.S. GAAP for fair value measurement exist.

(8)	Other than temporary impairment

Under U.S. GAAP, ASC 320 “Investments – Debt and Equity Securities” requires other-than-temporary impairment losses for debt securities to be recognized in earnings if an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis. However, even if an entity does not expect to sell a debt security and it is not more likely than not that the entity will be required to sell prior to recovery, the standard requires the entity to evaluate expected cash flows to be received and determine if a credit loss exists and to recognize the credit risk component of other-than-temporary impairment loss of a debt security in earnings and the non-credit risk component in other comprehensive income.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(9)	Pensions

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, net pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required for the accounting of unrecognized prior year service costs and actuarial gains or losses; however, the corridor approach is not allowed.

(10) Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(11) Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, are fully consolidated. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, jointly controlled entities are treated as affiliate and accounted for using equity method accounting, when they meet certain requirement, and there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

Under Japanese accounting principles, on acquisition of control in investee company, which was earlier accounted as an equity affiliate, investment in equity affiliate needs to be re-measured at fair value on acquisition date with resulting gain/loss accounted through profit and loss account.

(2)	Sale of stake in subsidiary company

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement.

Under Japanese accounting principles, when the parent’s control over a subsidiary continues, the difference between the amount of parent’s share in the subsidiary pertaining to partial disposition and the sales proceeds is reflected in capital surplus, and not recognized in the income statement.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the Reserve Bank of India guidelines require the profit/premium arising from securitization to be amortized over the life of the transaction based on the method prescribed in the guidelines.

In accordance with Reserve Bank of India guidelines, in case of non-performing loans, which are past due for more than 60 days, sold to securitization company/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the loan is sold.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if de-recognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortized over the vesting period.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognized directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise and depreciation/appreciation, except for securities acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealized, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of loan conversion is fully provided for. Depreciation on equity shares acquired and held by the Bank under strategic debt restructuring scheme, scheme for sustainable structuring of stressed assets and change in management outside strategic debt restructuring schemes is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with the Reserve Bank of India guidelines. With effect from February 12, 2018, the Reserve Bank of India has withdrawn these schemes and the depreciation is provided over a period of four quarters for the schemes which have been implemented prior to that date as per extant Reserve Bank of India guidelines. Non-performing investments are identified based on the Reserve Bank of India guidelines. The unrealized gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(8)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and non-performing assets in accordance with guidelines issued by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per extant guidelines issued by the Reserve Bank of India, are classified as non-performing assets to the extent of amount outstanding in the host country. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. For loans and advances booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing assets based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are non-performing assets as per the extant Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Provision on homogeneous retail loans and advances, subject to minimum provisioning requirements of Reserve Bank of India, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of non-retail loans reported as fraud to the Reserve Bank of India and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or wilful defaulters, the Bank makes accelerated provisions as per extant guidelines issued by the Reserve Bank of India.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including Reserve Bank of India direction for provision on accounts referred to National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the maximum regulatory requirements.

Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made by the Bank in accordance with the applicable Reserve Bank of India guidelines.

The Bank maintains general provision on performing loans and advances in accordance with the Reserve Bank of India guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in identified stressed sectors and provision on exposures to step-down subsidiaries of Indian companies. For performing loans and advances in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

The Bank makes floating provision as per a Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of Board and Reserve Bank of India.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(9)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact to the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting under Indian GAAP. Hedged swaps are accounted for on an accrual basis and not marked to market unless their underlying transaction is marked to market.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(10)	Deferred tax

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(11)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

(12)	Revenue recognition

Under Indian GAAP, interest income is recognized in the profit and loss account as it accrues, except in the case of non-performing assets where it is recognized upon realization, as per the income recognition and asset classification norms of the Reserve Bank of India. Further, interest income was recognized upon realization under the strategic debt restructuring, change in management outside strategic debt restructuring or scheme for sustainable structuring of stressed assets, from the date of invocation till the end of stand-still period/implementation date. With effect from February 12, 2018, the Reserve Bank of India has withdrawn these schemes and the interest income, for cases where the strategic debt restructuring, change in management outside strategic debt restructuring or scheme for sustainable structuring of stressed assets were not implemented at that date, has been recognized as per the income recognition and asset classification norms of the Reserve Bank of India.

Under Japanese accounting principles, revenue related to the sales of goods or rendering of services should be recognized in accordance with the realization principle.

(13)	Property, Plant and Equipment

Non-banking assets acquired in satisfaction of claims are carried at lower of net book value and net realisable value. Further, the Bank creates provision on non-banking assets as per specific Reserve Bank of India directions.

There is no accounting principle ruling for assets acquired in satisfaction of claims under Japanese accounting principles.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2018	filed on September 27, 2018

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 28, 2018	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager